

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

July 20, 2021

BY E-MAIL

Carla G. Teodoro, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

Re: <u>Public Sector Pension Investment Board, File No. 812-15241</u>

Dear Ms. Teodoro:

By Form APP-WD filed with the Securities and Exchange Commission on July 8, 2021, you requested that the above-captioned application, filed on June 25, 2021 under the Investment Company Act of 1940, be withdrawn. In your request, you indicated that the application was erroneously filed as a new application as opposed to an amended application and would be re-filed on Form 40-APP/A.

Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ *David Bartels*

David Bartels
Deputy Chief Counsel

cc: Kyle R. Ahlgren, Esq.
       Division of Investment Management

       Brian M. Kaplowitz, Esq.
       Sidley Austin LLP